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                            January 26, 2022

       Blythe Masters
       Chief Executive Officer
       Motive Capital Corp
       7 World Trade Center
       250 Greenwich Street, FL 47
       New York, NY 10007

                                                        Re: Motive Capital Corp
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-4
                                                            Filed January 19,
2022
                                                            File No. 333-260104

       Dear Mr. Masters:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Cover Page

   1. Refer to your response to comment 1. Please revise the disclosure on the cover page to clarify, if true, that
approximately $17.25 million is attributable to Motive's public warrantholders. In this
regard, we note that the disclosure states that "approximately
                                                        $17.25 million . . . is
attributable to Motive's public shareholders."
 Blythe Masters
FirstName  LastNameBlythe Masters
Motive Capital Corp
Comapany
January 26,NameMotive
            2022       Capital Corp
January
Page 2 26, 2022 Page 2
FirstName LastName
Summary of the Proxy Statement/Prospectus
Opinion of the Financial Advisor to Motive's Board of Directors, page 25

2. Refer to your response to comment 4. Please revise to define the term "Aggregate
         Merger Consideration" on page 25. In addition, revise the disclosure on page 25 and throughout to clarify that Houlihan Lokey's fairness opinion does not address the fairness of the Merger from a financial point of view for Motive's Public Shareholders and Public
         Warrantholders.
Risk Factors
Regulatory, Tax and Legal Risks
We have in the past, and will continue to be, subject to inquiries, exams, investigations or enforcement matters . . . ., page 62

3.       Please revise to describe the SEC   s order instituting cease and
desist proceedings pursuant
         to section 8A of the Securities Act and Section 21C of the Exchange Act In the Matter of
         Equidate, Inc. and Equidate Holdings LLC dated December 6, 2016.
Risks Relating to the Domestication
The provisions of the proposed bylaws requiring exclusive forum in the Court of
Chancery . . . .,
page 85

4.       Refer to your response to comment 11. Your disclosure that the choice of forum
         provision is intended to apply to fullest extent permitted by law to the specified types of actions and proceedings, including any derivative actions asserting claims under state law or federal securities laws appears to be inconsistent with Section 8 of Article VI of your
         By-Laws of Pubco in Annex C, which states that the "the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, to the fullest extent permitted by law, shall be the federal district courts of the United States of
         America." Please revise for clarity and consistency. Further, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act. If this provision does not apply to actions arising under the Exchange Act, please amend your disclosure and ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. In addition, we note your response that you have amended the risk factor on page 75 and your disclosure on page 285 to track the language of the exclusive forum provision in the Warrant Agreement. Please revise your disclosure on page 75 and throughout to clarify that the exclusive forum provision in the Warrant
         Agreement does not apply to suits brought to enforce any liability or duty created by the
         Exchange Act, and please disclose whether the provision in the Warrant Agreement applies to suits brought to enforce a duty or liability under the Securities Act.
 Blythe Masters
FirstName  LastNameBlythe Masters
Motive Capital Corp
Comapany
January 26,NameMotive
            2022       Capital Corp
January
Page 3 26, 2022 Page 3
FirstName LastName
Information about Forge
Business Overview, page 201

5. Refer to your response to comment 15. Please revise your disclosure on page 202 to clarify that the metric regarding the number of trades you have facilitated, includes, along with SharesPost historical data from its inception, your historical data from inception.
         Similarly please revise your disclosure on page 202 regarding your transaction volume by clarifying that the data includes SharesPost historical data from its inception and your historical data from inception.
Forge's Differentiated Solutions
Forge Markets, page 205

6.       We note your response comment 18 and have the following comments:

                Please confirm that shares are not forward sold or sold subject to contingencies relating to the contractual obligations and/or transfer restrictions.
                Given the apparent issuer involvement in certain transactions, please provide us with your analysis as to why such transactions would not constitute a primary offering of the shares.
Forge Trust, page 208

7. Refer to your response to comment 16. You disclose that your average custodial account administration fee is $94 on a quarterly basis. Please briefly discuss here the factors you consider when setting the fees for an account. In this regard, we note your disclosure on page 228 that a flat fee is charged per account and additional fees are charged based on asset types held in accounts and additional services purchased by account holders, such as facilitating customers transactions with FDIC banks.
Our Growth Strategy, page 214

8. Refer to your response to comment 20. Please revise your disclosure on page 214 to disclose, as stated in your response letter, that "[w]hile Forge is continually evaluating international market expansion opportunities, it currently has no definitive plans with respect to specific international markets, timing or estimated costs of such expansion." In this regard, we note that your disclosure addresses only expansion of the "on-the-ground coverage" and not the expansion into additional international markets. Forge's Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Overview, page 220

9. Please revise to disclose that you operated under the name Equidate at the time the company was founded. Please include a discussion that describes the rebrand disclosed on page 229.
 Blythe Masters
Motive Capital Corp
January 26, 2022
Page 4

       You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameBlythe Masters                        Sincerely,
Comapany NameMotive Capital Corp
                                                        Division of Corporation
Finance
January 26, 2022 Page 4                                 Office of Finance
FirstName LastName